                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934


                   For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934




                         COMMISSION FILE NUMBER 1-14337



                PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN
                -------------------------------------------------
                            (Full title of the Plan)



                               PENTON MEDIA, INC.
                               ------------------
          (Name of Issuer of the Securities Held Pursuant to the Plan)




                  1300 East Ninth Street, Cleveland, Ohio 44114
                  ---------------------------------------------
                (Address of Issuer's Principal Executive Office)

                               PENTON MEDIA, INC.
                               INDEX TO FORM 11-K






                                                                        Page

(a)  Financial Statements - financial statements                        3-14
     required to be filed are listed in the
     Index to Financial Statements attached hereto, which is incorporated herein by reference.


(b)  Signatures                                                           15

(c)  Exhibits:

     Number        Description
     ------        -----------

       23          Consent of Independent Auditors                        16


     99.1          Certification Pursuant to 18 U.S.C. Section 1350,
                   As Adopted Pursuant to Section 906 of the
                   Sarbanes-Oxley Act of 2002                             17

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN


FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002 AND 2001

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
--------------------------------------------------------------------------------



                                                                         Page

Report of Independent Auditors                                             5

Financial Statements:
    Statements of Net Assets Available for Benefits
       at December 31, 2002 and 2001                                       6

    Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 2002                                7

    Notes to Financial Statements                                       8-13


Supplemental Schedule required by ERISA: *
    Schedule H Part IV Item 4i -
      Schedule of Assets (Held At End Of Year)                            14


















* Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA (Employee Retirement Income Security Act of 1974) have been omitted because the conditions under which they are required are not present.

                         REPORT OF INDEPENDENT AUDITORS



To the Participants and Administrator of the Penton Media, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Penton Media, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H,
Part IV, Item 4i, Schedule of Assets (Held At End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------



Cleveland, Ohio
June 20, 2003

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


----------------------------------------------------------------------------------------

                                                                   DECEMBER 31,
                                                              2002               2001

Assets:
    Investments, at fair market value (See Note 6)        $43,963,121        $61,474,709

    Participant loans                                       1,232,757          1,658,583
                                                          -----------        -----------
Net assets available for benefits                         $45,195,878        $63,133,292
                                                          ===========        ===========




















   The accompanying notes are an integral part of these financial statements.

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------



                                                                           FOR THE YEAR ENDED
                                                                           DECEMBER 31, 2002

Additions:
   Additions to net assets attributed to:
     Interest and dividends                                                   $    645,780
     Participant contributions                                                   4,665,158
                                                                              ------------
        Total additions                                                          5,310,938
                                                                              ------------

Deductions:
   Deductions from net assets attributed to:
     Net depreciation in fair market value of investments (See Note 6)         (12,098,800)
     Benefits paid to participants                                             (11,139,729)
     Administrative expenses                                                        (9,823)
                                                                              ------------

        Total deductions                                                       (23,248,352)
                                                                              ------------

        Net decrease                                                           (17,937,414)

Net assets available for benefits:
   Beginning of year                                                            63,133,292
                                                                              ------------
   End of year                                                                $ 45,195,878
                                                                              ============





   The accompanying notes are an integral part of these financial statements.

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

   1. PLAN DESCRIPTION

      The following description of the Penton Media, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL
      Prior to August 7, 1998, Penton Media, Inc. ("Penton" or the "Company") was a wholly owned subsidiary of Pittway Corporation ("Pittway"). Pittway distributed 100% of Penton's common stock on August 7, 1998, to Pittway's shareholders in a tax-free spinoff. On September 1, 1998, the Company adopted the Plan, a 401(k) defined contribution plan. Effective January 1, 2001, the Plan was amended and restated to incorporate various plan qualification requirements made by the Uruguay Round Agreements Act
      (GATT), the Taxpayer Relief Act of 1997, the Reemployment Rights Act of 1994 (USERRA), the Internal Revenue Service Restructuring and Reform Act of 1998 and the Small Business Job Protection Act of 1996 (SBJPA). The Plan was amended in 2002 to reflect the adoption of various provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the Company become eligible to participate in the plan on the first day of the month that is at least 30 days after the date on which the employee begins employment with the Company.

      CONTRIBUTIONS
      Prior to January 1, 2002, participants were able to contribute up to 15% of pre-tax annual compensation, as defined in the Plan. Effective January 1, 2002, participants may contribute up to 25%. Unless waived, 3% of an eligible employee's compensation will automatically be deducted and contributed to the Plan. The matching percentage contributed by the Company is determined by the Board of Directors of the Company. Prior to January 1, 2002, the matching contribution was equal to 50% of the first 6% of the participants' contributions to the Plan. Effective January 1, 2002, the Company suspended the Company match. The Plan does not have any non-participant directed contributions.

      Effective October 1, 2002, the Plan was amended to allow for catch-up contributions for participants age 50 or older.

      The Plan also permits rollover contributions from other qualified retirement plans. Rollover contributions are included in participant contributions and amounted to $110,758 in 2002.

      PARTICIPANT ACCOUNTS
      Fidelity Investments Institutional Operations Company, Inc., the trustee of the Plan ("Fidelity" or the "Trustee"), maintains an individual account for each participant. This account is credited with participant contributions, employer matching contributions and Plan earnings, as allocated based upon each participant's election.

      VESTING
      Participants are immediately vested in both employee and employer matching contributions, plus actual earnings thereon.

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

      INVESTMENT OPTIONS
      Upon enrollment in the Plan, a participant may direct employee and matching employer contributions in one quarter percent increments to any of the investment options. Two of the investment options are no longer available for future investment purposes, as noted in the descriptions which follow.

      Northern Trust Company ("Northern Trust") is the trustee for the AptarGroup Inc. Stock Fund and the Penton Media, Inc. Stock Fund. Northern Trust reports all activity of these funds to Fidelity. Fidelity manages the following remaining funds: Retirement Government Money Market Portfolio, Managed Income Portfolio, Growth & Income Portfolio, Aggressive Growth Fund, Magellan Fund, Spartan 500 Index Fund, Diversified International Fund, Fidelity Mid-Cap Stock Fund, PIMCO Total Return Fund II, Neuberger Berman Genesis, Morgan Stanley Value Added Equity, and the Fidelity Freedom Funds.

      Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that invests in obligations, issued or guaranteed as to principal and interest by the U.S. Government.

      Fidelity Managed Income Portfolio is a stable value fund (common or collective trust). It invests primarily in high-quality, short and long term insurance company investment contracts (GICs), bank investment contracts (BICs), short term money market instruments and "synthetic" GICs (debt obligations issued by one institution and insured by another as to the payment of principal at maturity).

      Fidelity Growth & Income Portfolio is a growth and income mutual fund, which seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests primarily in U.S. and foreign stocks, focusing on those that pay dividends and show potential earnings growth. It may also invest in bonds.

      Fidelity Aggressive Growth Fund is a growth mutual fund and invests primarily in stocks of small and medium size developing companies that have the potential to grow rapidly. Such stocks may be subject to abrupt or erratic price changes.

      Fidelity Magellan Fund is a growth mutual fund and seeks long-term capital appreciation by investing in the stocks of both well known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities held by the fund may include both foreign and domestic companies.

      Spartan 500 Index Fund is a growth mutual fund and invests primarily in the stocks that are included in the Standard & Poor's Composite Index of 500 stocks ("S&P 500") and other securities that are based on the value of the index.

      Fidelity Diversified International Fund is a growth mutual fund that invests primarily in stocks of companies located outside of the U.S. that are included in the Morgan & Stanley EAFE Index (Europe, Australia, Far East Index). It seeks stocks of larger companies that are considered undervalued in their countries.

      Fidelity Mid-Cap Stock Fund is a long-term growth mutual fund that invests primarily in domestic and foreign stocks of companies with medium market capitalization.

      PIMCO Total Return Fund II is a growth mutual fund that seeks total fund return with an average portfolio duration between three and six years. The fund invests primarily in investment grade fixed income securities, which may include U.S. government obligations, mortgage and asset backed

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

      securities, variable and floating debt securities and convertible securities.

      Neuberger Berman Genesis Trust is a growth mutual fund that seeks long term capital appreciation. The fund primarily invests in common stocks of small companies.

      Morgan Stanley Value Added Equity Fund is a growth mutual fund that seeks capital appreciation and current income. The fund primarily invests in common stocks listed on the S&P 500.

      Fidelity Freedom Funds are growth and income mutual funds that provide investing opportunities for both short and long term goals by allowing investors to choose from the following fund options based on the participants' targeted retirement date: Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom 2040 Fund. The funds invest in a combination of Fidelity equity, fixed income and money market funds which are allocated differently based on the retirement goal.

      AptarGroup, Inc. Stock Fund is a fund which invested exclusively in shares of AptarGroup, Inc. Effective July 1, 2003, the AptarGroup, Inc. Stock Fund will no longer be available as an investment option. See Note 8 - Subsequent Events.

      Penton Media, Inc. Stock Fund invests exclusively in shares of Penton Media, Inc. stock. Shares in the Penton Media, Inc. Stock Fund are acquired on the open market at fair market value on the date purchased. See Note 8 - Subsequent Events.

      PARTICIPANT LOANS
      Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $50,000 or 50% of the account balance. Participant loans are reflected as a transfer from the respective investment funds to the Loan Fund. Loan repayments are treated as a transfer to the investment funds from the Loan Fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant's vested account and carry an interest rate equal to the prime rate plus one percent on the date of the loan. Interest rates range from 5.75% to 11.50%. Principal and interest are paid ratably through payroll deductions.

      PAYMENT OF BENEFITS AND WITHDRAWALS
      A participant may withdraw their account balance upon termination of employment or upon reaching age 59 1/2 by calling Fidelity directly.

      Hardship withdrawals are available if requirements are met as outlined in the Plan document.

      Upon termination of employment or death, the accumulated benefits will be paid to the participant or beneficiary based on their payment election. Participants may elect to receive either a lump sum payment, a series of installment payments over a period of time as determined by the Plan document, or a combination of the two.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

      ACCOUNTING PRONOUNCEMENTS
      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities - an amendment of SFAS No. 133" is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging purposes. It requires that an entity recognize all derivatives as either assets or liabilities. The adoption of SFAS No. 133 as of January 1, 2001, did not have a material impact on the financial statements.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION
      Investments in the AptarGroup, Inc. Stock Fund and Penton Media, Inc. Stock Fund are valued at quoted market prices at year-end. Investments in the Fidelity Growth and Income Portfolio, Fidelity Retirement Government Money Market Portfolio, Fidelity Managed Income Portfolio, Fidelity Aggressive Growth Fund, Fidelity Magellan Fund, Spartan 500 Index Fund, Fidelity Diversified International Fund, Fidelity Mid-Cap Stock Fund, PIMCO Total Return Fund II, Neuberger Berman Genesis Trust, Morgan Stanley Value Added Equity Fund, and Fidelity Freedom Funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

      Purchases and sales of securities, including related gains and losses, are recorded as of the trade date. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date.

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

      PAYMENT OF BENEFITS
      Benefits are recorded when paid by the Plan.

      ADMINISTRATIVE EXPENSES
      Certain Trustee and administrative expenses incurred in the administration of the Plan are paid by the Plan. Audit and legal fees incurred on behalf of the Plan are paid by the Company.

3.    RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4.    PARTY-IN-INTEREST TRANSACTIONS

      Plan investments managed by and fees paid to the Trustee qualify as a party-in-interest transaction. Party-in-interest transactions also include loans made to participants and investments made in the Penton Media, Inc. Stock Fund and the AptarGroup, Inc. Stock Fund.

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants are immediately entitled to the full value of their account. The Company also has the right under the Plan to discontinue its contributions at anytime.

6.    INVESTMENTS

      The following are investments that represent 5% or more of the Plan's net assets at December 31:


                                                                                2002           2001

      Fidelity Retirement Government Money Market Portfolio,                $ 11,201,427     $   14,358,552
          11,201,427 and 14,358,552 shares, respectively

      Fidelity Growth & Income Portfolio                                    $  7,102,956     $   10,458,287
          234,344 and 279,783 shares, respectively

      Fidelity Magellan Fund                                                $ 12,060,814     $   18,593,551
          152,746 and 178,407 shares, respectively

      Fidelity Aggressive Growth Fund                                       $  3,138,507     $    5,897,179
        280,474 and 310,051 shares, respectively

      Spartan 500 Index Fund                                                $          -     $    3,688,516
          46,755 shares


      The Plan's investments depreciated in value for the year ended December 31, as follows:

                                                       2002

       Common Stock                              $  (2,543,270)
       Mutual Funds                                 (9,555,530)
                                                 --------------
       Total                                     $ (12,098,800)
                                                 ==============


7.    FEDERAL INCOME TAX STATUS

      The Plan received a favorable determination letter dated September 26, 2002. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. As such, the Plan financial statements do not reflect any accruals for federal and state taxes.

8.    SUBSEQUENT EVENTS

      PENTON MEDIA, INC. STOCK FUND
      On June 17, 2003, the Company was notified by the New York Stock Exchange
      (NYSE) that the Company's common stock did not meet the NYSE's listing criteria and as such, the common stock was delisted. The Plan was amended, effective June 13, 2003, to remove the Penton Media, Inc.

PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

      Stock Fund ("Stock Fund") as an investment option. Participants will be able to retain their holdings in the Stock Fund or liquidate their holdings, but participants will not be able to allocate future contributions or transfer existing assets to the Fund.

      APTARGROUP, INC. STOCK FUND
      Effective July 1, 2003, the AptarGroup, Inc. Stock Fund will no longer be available as an investment option. Participants have the option to transfer their account balance to any other available funds within the Plan by July 1, 2003 or allow the funds to automatically transfer to the Fidelity Retirement Government Money Market Portfolio.

      UNREGISTERED SALES OF COMPANY COMMON STOCK
      The sales of common stock under the Plan from May 2001 through March 2003 were not registered under the federal securities laws (the "unregistered sales"). As a result, certain Plan participants may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares, plus interest from the date of purchase. The Company may also be subject to civil and other penalties by regulatory authorities. On March 31, 2003, the Company filed a Form S-8 registration and registered
      6.0 million additional shares to be offered under the Plan.

      In April 2003, the Company offered to reimburse employees who had purchased Company common stock through the Plan between March 25, 2002 and March 25, 2003. Employees who sign a release of federal securities law claims would be reimbursed the amount by which the price paid for the common stock exceeds the closing price of the stock on the date they execute the release, or if the stock has been sold, the amount by which the price paid by the employee exceeds the sales price. Employees who do not sign the release by May 22, 2003, retain their rights under the Federal securities laws. Rescission remedies available under Federal securities laws expire on the one-year anniversary of the date the unregistered shares were purchased. As of June 23, 2003, approximately eighty percent of the employees who were offered the reimbursement have accepted the terms of the release, representing a liability to the Company of approximately $0.6 million. The estimated total liability to the Company for all employees who were offered is approximately $1.0 million.

                PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN
                           SCHEDULE H PART IV ITEM 4i
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              At December 31, 2002



                              Investment Description          Number of Shares         Market Value          Interest Rate
     ------------------------------------------------------- --------------------   -------------------   ---------------------

 *   Fidelity Retirement Government Money Market Portfolio            11,201,427          $ 11,201,427

 *   Fidelity Managed Income Portfolio                                 1,961,414             1,961,414

 *   Fidelity Growth & Income Portfolio                                  234,344             7,102,956

 *   Fidelity Aggressive Growth Fund                                     280,474             3,138,507

 *   Fidelity Magellan Fund                                              152,746            12,060,814

     Spartan 500 Index Fund                                               35,604             2,152,979

 *   Fidelity Diversified International Fund                             117,474             2,015,849

 *   Fidelity Mid-Cap Stock Fund                                          16,607               270,022

     PIMCO Total Return Fund II                                          132,700             1,415,914

     Neuberger Berman Genesis Trust                                       18,133               510,249

     Morgan Stanley Value Added Equity Fund                               65,898               475,124

 *   Fidelity Freedom Funds                                               53,342               569,900

 *   AptarGroup, Inc. Stock Fund                                           5,210               162,770

 *   Penton Media, Inc. Stock Fund                                     1,360,583               925,196

 *   Participant Loans                                                                       1,232,757       5.75% - 11.50%
                                                                                    -------------------

                                                                                        $   45,195,878
                                                                                    ===================





 *   A party-in-interest as defined by ERISA.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



PENTON MEDIA, INC. 401(k) RETIREMENT SAVINGS PLAN








BY:  /s/ PRESTON L. VICE
   ---------------------
     Preston L. Vice
     Chief Financial Officer and
     Member of Administrative Committee of
     Penton Media Inc., Retirement Savings Plan



Date:  June 27, 2003